EXHIBIT 12.1

                                   Kronos International, Inc. and Subsidiaries
      Statements of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                                                    (Unaudited)
                                          (In millions, except ratios)

                                                                       Years ended December 31,
                                                       -------------------------------------------------------
                                                         2000        2001        2002       2003        2004
                                                       --------    --------    --------   --------    --------

Fixed charges:
  Total interest expense                               $    30.6  $    38.4   $    35.4   $    32.6  $    36.7
  Preferred stock dividends and accretion (1)               15.9      112.5        78.6         -          -
  Interest component of rent expense (2)                     2.2        2.1         2.1         3.0        2.7
                                                       ---------  ---------   ---------   ---------  ---------

    Total fixed charges                                     48.7      153.0       116.1        35.6       39.4
                                                       ---------  ---------   ---------   ---------  ---------

Adjustments:
  Income before income taxes and minority interest         123.0      128.2        63.1        82.6       64.8
  Amortization of capitalized interest                        .5         .5          .5          .5         .5
                                                       ---------  ---------   ---------   ---------  ---------

     Total adjustments                                     123.5      128.7        63.6        83.1       65.3
                                                       ---------  ---------   ---------   ---------  ---------

     Total earnings  available for fixed
        charges                                        $   172.2  $   281.7   $   179.7   $   118.7  $   104.7
                                                       =========  =========   =========   =========  =========

Ratio of earnings to fixed charges                           3.5        1.8         1.5         3.3        2.7
                                                       =========  =========   =========   =========  =========



(1) There is no adjustment to the amount shown on the Company's consolidated statements of income for dividends and accretion on redeemable preferred stock to obtain an equivalent pre-tax amount. During the periods in which the redeemable preferred stock was outstanding, Kronos International, Inc. had a significant amount of net operating loss carryfowards in Germany, the benefit of which had not been recognized under the "more-likely-than-not" recognition criteria of accounting principles generally accepted in the United States of America. Accordingly, the equivalent pre-tax amount for such dividends and accretion would not differ from the amount of such dividends and accretion.

(2) The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.